Exhibit 10.57

Certain portions of this agreement have been omitted pursuant to a request for confidential treatment and are replaced herein by ***. The omitted material has been filed separately with the Securities and Exchange Commission.

MARVEL

DEAL CONCEPTS

I.	PROJECT DESCRIPTION

MCA is developing a complete destination resort on approximately 800 acres owned by it and a partner in Orlando, Florida, on which Universal Studios Florida is located and attracted approximately 7 million visitors in 1992.

When completed, as presently planned the resort will consist of the existing theme park and HARD ROCK CAFE, plus a second gated theme park (“THE SECOND GATE”), four highly themed hotels totalling 4,000 rooms, a themed entertainment and shopping complex, as well as a golf course, tennis club and spa. It is contemplated that the total cost of building out these facilities over the next decade will be approximately $3 billion. The total complex is hereafter referred to as “Universal City Florida”.

THE SECOND GATE will be similar in size, quality and originality to Universal Studios Florida and is expected to generate even greater attendance, stay time and visitor expenditures given the unique appeal of the park and the synergies which will arise from the total destination resort concept. A theme park with anticipated initial attendance of five million visitors per year which is essentially comparable in size, quality and per capita expenditure to the present Universal Studios Florida is hereafter referred to as a “Universal Theme Park”. As with Universal Studios Florida, Steven Spielberg will play a major role as creative consultant in the development of THE SECOND GATE at the Universal Theme Park (Orlando).

A.	DEVELOPMENT OF THE MARVEL UNIVERSE

As part of THE SECOND GATE, within a separate environment designated under the banner of THE MARVEL UNIVERSE (or similar designation approved by Marvel) MCA will construct a complex of attractions, stores and food venues heavily themed around the Marvel properties. Marvel hereby grants MCA a license to use Marvel’s characters for the purposes, on the terms and to the extent set forth herein.

In developing and implementing THE MARVEL UNIVERSE, MCA will follow and be consistent with The Official Handbook of The Marvel Universe, Marvel’s Style Guide and such other descriptive design/style materials as may be provided by Marvel. This Marvel-themed complex would be designed in coordination with Marvel, and all major elements and themes would be subject to Marvel’s reasonable approval. As set forth in Section IV(A)(1)

any use of non-Marvel characters within THE MARVEL UNIVERSE (whether or not as a major element) will be subject to Marvel’s approval. The completed cost of this Marvel-oriented complex (design and construction, including reasonably allocated infrastructure) would be approximately $***.

B.	MARKETING OF THE MARVEL UNIVERSE

In marketing THE SECOND GATE, MCA will see to it that Marvel is a significant focus of its marketing efforts, and that Marvel elements are included in at least $100 million of fair value of advertising, publicity, brochures, joint promotions, or other marketing exposure relating to THE SECOND GATE (which may include other elements of Universal City Florida) during the initial two years of operation (plus the pre-opening period). During the subsequent five year period, Marvel elements will be included in at least 20% of the value of the marketing exposure of the Universal Theme Park (Orlando) and thereafter in at least $*** per year relating to THE SECOND GATE at the Universal Theme Park (Orlando) (which may include other elements of Universal City Florida).

Marvel shall have a reasonable right of advance approval relating to the use of its trademarks in connection with any such advertising, publicity, brochures, promotions or other marketing efforts by MCA. Once particular artwork has been approved by Marvel, MCA may continue to use such artwork unless notified to the contrary by Marvel.

Permitted marketing efforts shall include joint promotions and corporate sponsorships, so long as it is clear that what is being marketed is THE SECOND GATE or THE MARVEL UNIVERSE, or specific elements of THE MARVEL UNIVERSE, as opposed to the Marvel name or characters themselves apart from the theme park, and in no event will the Marvel elements, in the aggregate, be more than ***% of an overall MCA third party promotion.

Any Corporate Sponsorship shall require Marvel’s approval, as will any joint promotion in which MCA receives cash or other consideration (including items of value) other than free media inclusion. As to MCA joint promotions in which MCA does not receive cash or other consideration, Marvel shall have the right to notify MCA from time to time of significant promotional arrangements it has made or are in serious negotiations with third parties which might conflict with unannounced MCA joint promotions. Thereafter any MCA proposed joint promotion (in which MCA receives no consideration) involving a competing product or entity in the territory covered by a Marvel promotion contained in such notice(s) shall require Marvel’s approval.

II.	PROCEEDING TO COMPLETION OF THE MARVEL UNIVERSE

A.	Upon execution of this agreement, MCA will pay Marvel $*** in consideration of entering into this exclusive relationship.

Concurrently, MCA will commence designing THE MARVEL UNIVERSE, and will work diligently (including meeting the requirements set forth in subsection II(B) below) to complete its design and construction as part of its overall plans for the initial opening content of THE SECOND GATE. At the end of each year prior to the opening of any THE MARVEL UNIVERSE the President of MCA shall deliver a letter to Marvel affirming the intention of MCA to complete construction and open THE MARVEL UNIVERSE by the required deadline stated herein, and informing Marvel in general terms of the progress to date, including a statement of the expenditures in such year discussed in the next paragraph.

To further this goal, MCA will expend at least $***/year on a cumulative basis (allowing carry forward) on design and construction of THE MARVEL UNIVERSE over the next three years.

MCA’s rights under this agreement will terminate if THE MARVEL UNIVERSE does not open within six months of the opening of THE SECOND GATE (with further extensions of up to one year for clear-cut force majeure events such as major fires or other destructive events), with an outside date for opening THE MARVEL UNIVERSE of 2001 (with similar extensions of up to one year for clear-cut force majeure events). In no event shall MCA have any rights under this Agreement if both the Second Gate and The Marvel Universe at Universal City Florida have not opened by December 31, 2002.

B.	Further, MCA’s right to proceed to open THE MARVEL UNIVERSE at THE SECOND GATE shall lapse under the following circumstances:

1.	MCA shall fail to accomplish any of the following benchmarks:

(a)	Securing all significant governmental approvals to utilize the site of THE SECOND GATE by December 31, 1998.

(b)	Commence construction of THE SECOND GATE by December 31, 1999.

(c)	Commence construction of THE MARVEL UNIVERSE by December 31, 2000.

2.	In the event THE MARVEL UNIVERSE as part of THE SECOND GATE has not opened by December 31, 1998 and MCA shall fail to pay to Marvel an additional option fee in the amount of $*** on each subsequent January 1st that THE MARVEL UNIVERSE is not open to the public.

III.	TERM

Once THE MARVEL UNIVERSE opens within the above time period, the term of this agreement shall continue for so long as a THE MARVEL UNIVERSE shall remain open (and operated consistent with the standards of the next paragraph below) at any Universal Theme Park (allowing for temporary closures for force majeure events or refurbishment/maintenance provided they are being diligently pursued), except for termination for material breach (with written notice and a reasonable opportunity to cure).

Each THE MARVEL UNIVERSE shall be operated and maintained in a first class manner consistent with the highest standards of the theme park industry and shall be deemed “open” only when operated in such manner (subject to temporary closures for force majeure events as described in the prior paragraph).

At such time as any THE MARVEL UNIVERSE is no longer open at a particular Universal Theme Park, all exclusivity and marketing rights acquired by MCA as a result of the opening of such THE MARVEL UNIVERSE at such Universal Theme Park, as set forth in Section IV below, shall terminate and this Agreement shall thereafter be construed as if the notice of intent to open THE MARVEL UNIVERSE had not been given by MCA.

IV.	EXCLUSIVITY

A.	Exclusivity of Marvel Characters Within THE MARVEL UNIVERSE:

1.	Within THE SECOND GATE, the Marvel Characters will be primarily utilized as part of THE MARVEL UNIVERSE, although they may also be used throughout THE SECOND GATE as strollers or featured elements in stores, restaurants, and the like (subject to Marvel’s reasonable approval). Within THE MARVEL UNIVERSE, the use of any non-Marvel characters will be subject to Marvel’s approval.

B.	Other Theme Parks

1.	MCA (or an MCA “Corporately Related Company” (defined below)), shall have an option to utilize the Marvel characters in THE SECOND GATE of the

Universal Theme Park (Orlando) and an exclusive world-wide option to utilize the Marvel characters in additional THE MARVEL UNIVERSES in any other Universal Theme Parks, which initial option must be exercised during the two year period beginning on the date of the opening of THE MARVEL UNIVERSE in the Universal Theme Park (Orlando). The present inventory of the Marvel characters is set forth in the schedule to be attached or provided by Marvel promptly after execution hereof, plus any characters developed or acquired or licensed in the future by Marvel which (x) are marketed under the Marvel “Banner” or (y) were previously marketed under the Marvel “Banner” during the term hereof and are subsequently marketed under the “Banner” of a Marvel Related Company (defined below). Any characters which are licensed to Marvel by third parties subject to terms which require Marvel to pay a license fee based on revenues or which do not permit sublicensing may be excluded, at Marvel’s option, in the foregoing grant.

a.	After such 2 year period, MCA’s exclusive rights will be subject to “shrinkage” or “expansion” as follows:

1.	If no action is taken by MCA, such exclusivity shall be limited as follows:

i.	East of The Mississippi - any other theme park is limited to using characters not currently being used by MCA at the time such other license is granted. [For purpose of this subsection and subsection iv, a character is “being used by MCA” if (x) it or another character of the same “family” (e.g., any member of THE FANTASTIC FOUR, THE AVENGERS or villains associated with a hero being used) is more than an incidental element of an attraction, is presented as a costumed character, or is more than an incidental element of the theming of a retail store or food facility; and, (y) in addition, if such character or another character from the same “family” is an element in any MCA marketing during the previous year. Any character who is only used as a costume character will not be considered to be “being used by MCA” unless it appears as more than an incidental element in MCA’s marketing.]

ii.	West of The Mississippi - any other theme park may use any Marvel characters whether or not used by MCA.

iii.	East or West of The Mississippi - permitted uses shall be limited to the use of specific Marvel characters and Marvel may not permit a licensee to use the name “Marvel” as part of the attraction name or marketing.

iv.	East or West of The Mississippi - The foregoing permitted uses will be subject to the following marketing restrictions:

(a)	If the particular character is used by MCA (as defined above), such character will not be advertised or promoted East of The Mississippi, except by means of national Network buys of television, within printed materials such as brochures, or by print advertisements in periodicals directed to readers more than 300 miles from Orlando; and with regard to any of the foregoing permitted marketing, if the marketing is for a group of theme parks located both East and West of The Mississippi, the marketing shall make abundantly clear that the character only appears in the parks West of The Mississippi and shall not be subject to confusion on such point (such as would occur by visual inclusion of the character in a generic, multipark advertisement subject to a small print explanation of the parks where the character is present).

(b)	If the particular character is not used by MCA, such character will not be advertised or promoted by means of (x) spot television buys, billboards, personal appearances, or print advertisements which are (y) viewed, located or primarily directed to persons within 300 miles of Orlando. In other words, regional (i.e. covering a multi-state geographic region) or national television or print media buys, or brochures would not be prohibited within such 300 mile radius.

2.	Within 2 years after opening of THE MARVEL UNIVERSE in Orlando, MCA may retain its worldwide exclusivity for up to 5 additional years by designating another location where it intends to develop THE MARVEL UNIVERSE as part of a theme park, and by paying an option fee of $*** per year. Provided such second theme park opens within such 5 year period, MCA shall maintain worldwide exclusivity for an additional two year period after such opening, and thereafter its rights will be subject to the “shrinkage” or “expansion” concept described above (in the manner described below).

As used throughout this agreement, any subsequent THE MARVEL UNIVERSE must cost at least $*** (calculated in the manner described previously), must appear in a Universal Theme Park, and Marvel’s representation therein will be of at least comparable proportion and like quality to its representation (including as to the retail exposure and promotional efforts of MCA) within THE SECOND GATE at Universal City Florida.

i.	With regard to the second and subsequent Universal Theme Parks in the areas specified below, MCA’s exclusivity shall be as follows:

a.	Second U.S. Park - all of U.S.

b.	Any of Japan, Hong Kong, the Philippines, Singapore, Malaysia, Indonesia, Mainland China, Taiwan, North or South Korea, Vietnam, or Thailand, exclusivity will apply to all others.

c.	Europe Park - all Europe, including Turkey, but excluding any areas that were part of the former USSR.

ii.	With regard to subsequent Universal Theme Parks in areas other than as described in (i) above, the parties will in good faith agree upon comparable geographic provisions to the “East of the Mississippi” provisions applicable to the Orlando Universal Theme Park. Thereafter, the above “shrinkage” or “expansion” provisions shall continue to apply to all such future Universal Theme Parks described in this subsection (ii). If after opening any subsequent Universal Theme Park MCA does not institute the option payments within 2 years, continue the option payments, and open such newly designated subsequent Universal Theme Park within 5 years thereafter, its rights shall be permanently “shrunk”, and it will have no further right to build any new THE MARVEL UNIVERSE.

3.	Any THE MARVEL UNIVERSE constructed hereunder after THE MARVEL UNIVERSE (Orlando) shall be subject to the payment and other relevant terms of this agreement applicable to THE MARVEL UNIVERSE (Orlando), except as to CPI increases as set forth herein.

4.	To the extent and in the territories that MCA has exclusive theme park rights, such shall not prohibit (except for the limitations described below) Marvel from itself developing or licensing its planned Retail concept which may include interactive elements as a major or minor element (presently intended to be called “The Marvel Action Universe” and referred to as such herein, but which may also be called “The Marvel Universe” or another name chosen by Marvel). The Marvel Action Universe will consist, inter alia, of the sale of comic books, trading cards, software, licensed or Marvel produced merchandise, the use of electronic games and/or pinballs or other coin operated games, and may include one or more virtual reality and/or simulator ride using Marvel characters or other themes. The following restrictions shall apply to The Marvel Action Universe (or elements thereof whether owned or licensed by Marvel).

a.	Restrictions as to the geographic location of The Marvel Action Universe in areas where MCA has exclusive rights hereunder.

i.	The Marvel Action Universe will not be within 60 miles of any Universal Theme Park with a THE MARVEL UNIVERSE

ii.	Mini-theme parks, recreation centers, game centers and the like designated with the Marvel name or the name of any Marvel characters or any major entertainment component of a Marvel Action Universe such as a motion based film ride shall not be within 60 miles of any Universal Theme Park with a THE MARVEL UNIVERSE.

iii.	Within the ADI market of the city containing a Universal Theme Park (even to the extent such ADI exceeds a 60 mile radius) there shall not be a Marvel themed simulator ride.

b.	Restrictions as to elements of The Marvel Action Universe in areas where MCA has exclusive rights hereunder.

i.	Within 300 miles of any Universal Theme Park with a THE MARVEL UNIVERSE, no The Marvel Action Universe shall contain more than one simulator, nor shall such simulator hold more than 20 people. Motion based or virtual reality attractions which are coin operated and hold no more than 4 people shall not be deemed a “simulator” subject to the above restriction. Any such rides which are interconnected so as to create a simultaneous experience among multiple units exceeding an aggregate of 4 people shall be deemed simulator rides and the number of people in such interconnected rides shall be counted toward the 20 person limit above.

c.	Restrictions as to affiliations or marketing of The Marvel Action Universe or elements thereof, in areas where MCA has exclusive rights hereunder.

i.	The Marvel Action Universe will not be within any theme park, nor marketed in conjunction with any theme park. For purposes of these restrictions, an area of 10 acres or less will not be deemed a theme park. An area in excess of 10 acres may or may not be deemed a theme park based on its overall characteristics.

ii.	No The Marvel Action Universe will be marketed so as to infer or imply that such THE MARVEL ACTION UNIVERSE or one of its components (x) constitutes a theme park or (y) is a component of a theme park.

iii.	No The Marvel Action Universe shall be in or marketed in conjunction with any themed entertainment areas owned, operated or marketed by Disney, Time-Warner, Six Flags, Sony, Paramount or Busch. As used herein, “theme park” and “themed entertainment areas” shall not include, inter alia, facilities or complexes where at least 70% of the revenues generated on the premises are derived from retail sales or whose primary source of revenue is lodging (which may include food, beverage and gaming revenues).

d.	Pre-Existing Conditions in areas where MCA has exclusive rights hereunder.

The restrictions set forth in subparagraphs a and b above shall not apply to any The Marvel Action Universe or elements thereof which already “Exists” on the “Trigger Date” (both defined below) and would be thereafter impacted by subparagraphs a and b above due to the creation of a new THE MARVEL UNIVERSE in a Universal Theme Park. However, no such Marvel Action Universe shall be materially enhanced in relation to any otherwise prohibited element (except as to matters of governmental compliance and general refurbishment and updating) after the opening of such new THE MARVEL UNIVERSE in a Universal Theme Park. For purposes of this subsection the following definitions shall apply:

(x)	A Marvel Action Universe (or otherwise prohibited element) shall be deemed to “Exist” if it is (a) open for business or (b) a lease has been executed or a contract for purchase of land has been executed (in either case for a site for a The Marvel Action Universe) and Marvel is diligently proceeding to develop and open such The Marvel Action Universe.

(y)	The “Trigger Date” for any THE MARVEL UNIVERSE is the date hereof as to Orlando and,as to any subsequent THE MARVEL UNIVERSE in a Universal Theme Park, the later of the date on which (i) THE MARVEL UNIVERSE at the Universal Theme Park (Orlando) opens for business or (ii) MCA has announced development and paid the $*** (as adjusted by CPI) option fee relating to such new THE MARVEL UNIVERSE as set forth in Section IV(B)(1)(a)(2).

If Marvel is actively operating and/or developing The Marvel Action Universes in the 60 mile radius or ADI of any such newly announced THE MARVEL UNIVERSE at a Universal Theme Park, at the time of such announcement by MCA, Marvel may request MCA to consider, in good faith, modifying those terms of this subsection which limit Marvel’s enhancement and/or development of The Marvel Action Universes in such 60 mile area or ADI, although MCA shall be under no obligation to change the restrictions herein.

V.	OTHER ASPECTS OF RELATIONSHIP

As to each THE MARVEL UNIVERSE at a Universal Theme Park (subject to CPI adjustments as set forth herein), the following shall apply:

A.	Annual Fee

Upon the opening of THE SECOND GATE, and on an annual basis thereafter, MCA will pay a fee of $***.

B.	Merchandise Opportunities/Specialty Stores

Throughout THE SECOND GATE, stores will carry a wide range of Marvel produced or licensed products and artwork, Marvel comic books, Fleer trading cards (or cards of such other licensee as may be designated by Marvel), and toys (primarily action figures) manufactured by Toy Biz, Inc. (or such other Marvel licensee as may be designated by Marvel). Additionally, within or adjacent to THE MARVEL UNIVERSE there would be significant retail space dedicated to Marvel publications, software, products, and cards produced or licensed by Marvel. It is anticipated that this exposure to a highly motivated public who have experienced THE MARVEL UNIVERSE, combined with the underlying popularity of the Marvel properties, will result in a level of sale of Marvel manufactured and licensed products, such as would make THE SECOND GATE an extremely lucrative outlet for its properties.

Within THE SECOND GATE, a minimum of 10,000 square feet of retail space will be devoted to items licensed or manufactured by Marvel or its related companies including a minimum of 5,000 square feet of retail space in stores themed around MARVEL properties and devoted virtually exclusively (allowing for minor exceptions such as film, etc., but not competing characters) to the sale of MARVEL items.

MCA will give serious consideration to placing such Marvel-oriented stores at or adjacent to the exit of the major attractions within THE MARVEL UNIVERSE, consistent with its reasonable judgment as to traffic flow, planning considerations and customer acceptance.

The various Marvel properties and merchandise will also be used throughout the destination resort including within the hotels (if operated by MCA or an MCA Corporately Related Company; or if operated by a third party MCA will encourage such use), and Marvel theming and merchandise will be featured in any airport stores operated by MCA in Los Angeles or Orlando. Uses of Marvel theming in MCA operated stores other than within the resort property or within the aforesaid MCA operated airport stores will require specific Marvel approval.

The merchandise within such retail facilities will either be (i) purchased from Marvel’s licensees; (ii) purchased directly from Marvel or its designated distributors; or (iii) manufactured by or to MCA’s specifications as a direct licensee of Marvel.

a.	Sale of food or beverage, at non-premium prices, from Marvel themed facilities will not be subject to royalties, unless the items sold carry Marvel logos or proprietary elements. In the event such item(s) carry Marvel logos or proprietary elements, Marvel shall receive a license fee of *** percent on the wholesale price of such item (i.e. combined food and packaging).

b.	Food or beverage items sold at a premium price, either from Marvel themed facilities or which carry Marvel logos or proprietary elements, shall bear a licensee fee to Marvel equal to the greater of (x) *** percent on the wholesale price or (y) *** percent of the retail price of such item (i.e. combined food and packaging).

C.	Merchandise Royalty Guarantee

MCA will pay an annual guaranteed merchandise advance of $*** which will be applied against merchandise royalties from any of its retail outlets calculated at a rate of ***% of wholesale cost. After the annual guaranteed advance is fully earned, the royalty on additional sales will decrease to ***% and will be paid quarterly. Such royalty will be applied to the wholesale cost of merchandise manufactured for and purchased by MCA as a direct licensee of Marvel, and to the cost of items purchased from Marvel’s licensees. (While Marvel will not require its licensees to sell items to MCA without a royalty built into the price, Marvel will not in any way prohibit or restrict MCA from being a direct licensee of Marvel or a Marvel Related Company for the purpose of producing products to be sold by MCA at Universal Theme Parks, surrounding complexes and certain airport stores as provided herein, including by means of exclusive licenses granted to parties other than Marvel Related Companies). In the event Marvel is unable to give MCA a direct license because of a conflicting license, MCA shall receive a credit for the license fees payable to Marvel by MCA hereunder, and Marvel agrees that the royalty rate paid by its Licensee in connection with each item as to which Marvel cannot grant a license to MCA will be set consistent with Marvel’s normal business practices.

1.	Marvel will have reasonable audit and review rights to assure that proper payments are made and that the cost attributed to merchandise manufactured for MCA’s order is being fairly stated and, inter alia, is not being “adjusted” so as to reduce the royalties due Marvel in favor of other merchandise not covered by this agreement.

2.	The parties will develop reasonable audit rights and procedures which will be consistent with industry standards. MCA will reimburse Marvel for the reasonable cost of any audit resulting in Marvel being due additional sums exceeding ***% of the sums paid by MCA.

3.	Marvel will have reasonable approval of all licensed merchandise, artwork, merchandise packaging, logos, and the like utilizing the Marvel properties, which approval will be granted or withheld in a timely and reasonable manner and will not be used in a way which would frustrate the intent of this Agreement.

4.	Where items of merchandise feature both the Marvel properties and other characters or elements proprietary to third parties (such as posters, T-shirts, coffee mugs and the like portraying the wide range of characters present in THE SECOND GATE) a procedure to arrive at a reasonable allocation of the royalty will be worked out.

D.	Product Purchase Guarantee

In addition to the Royalty Guarantee set forth in C above, if MCA’s wholesale cost of the comic books, art work, trading cards, toys, videos, games, and related items purchased from Marvel (or a Marvel Related Company) or their distributor (as to such Marvel produced items) do not exceed at least $*** in a given year, MCA will promptly pay to Marvel any such short fall, or purchase items covering such short fall. Such items purchased by MCA from Marvel or a Marvel Related Company (whether directly or through a distributor) shall not be subject to a Marvel royalty, and any royalty built into the wholesale cost shall be deducted. In the event that the product line produced by Marvel and Marvel Related Companies is substantially reduced after the date hereof, limiting the product available to MCA for sale at Universal Theme Parks, the parties shall negotiate in “good faith” an adjustment to the above $*** guarantee.

E.	Comic Book Advertising

MCA intends to advertise THE SECOND GATE (in a manner that features the Marvel properties) on the back page of various Marvel Comics. Marvel will work with MCA toward this end and provide information concerning demographically appropriate magazines and their availability. Such advertising buys will be at the best rates available from Marvel to unrelated third parties for such publications for purchases of comparable volume. Subject to the availability of the specific publications MCA reasonably believes appropriate for its needs, MCA will expend at least the following amounts on advertisements appearing on Marvel comics:

1.	During the initial two years of operations (plus the pre-opening period) - $***.

2.	Per year thereafter - $***.

F.	Marvel Compensation Alternative

MCA agrees that if, as to any Universal Theme Park containing a THE MARVEL UNIVERSE, MCA utilizes “characters” not owned by MCA or an MCA Related Company and the financial arrangement between MCA and the owner or licensor of such “characters” (the “third party”) involves the “payment by MCA of sums based on revenues of the Theme Park or a significant portion thereof” (defined below), MCA shall offer to Marvel, the opportunity at Marvel’s option to elect to be compensated for the use of the Marvel license granted herein as it relates to such specific THE MARVEL UNIVERSE, on the same basis as such

“third party”. If Marvel so elects then MCA shall receive credit for payments previously made to Marvel to the extent comparable or similar payments were not part of such “third party” deal. In the event such “third party” is required by MCA to invest in the Universal Theme Park where its characters are being utilized, Marvel shall have a comparable obligation if Marvel exercises the option to be compensated based on the Compensation Alternative set forth in this paragraph F.

The “payment by MCA of sums based on revenues of the Theme Park or a significant portion thereof” is intended to encompass “royalty” arrangements or similar arrangements which compensate the “third party” based on net revenues, gross revenues, attendance, or any other standard measuring the economic performance of a particular Universal Theme Park or a significant portion thereof.

VI. MISCELLANEOUS LEGAL

A.	All sums to be paid or expended by MCA hereunder pursuant to Sections I(B), II(B), IV(B)(1)(a)(2), IV(B)(2), V(A), V(C), V(D) and V(E) shall be increased for each year after 1998 using the U.S. national CPI as of December 31, 1998 as the base.

B.	Marvel will reasonably cooperate in making information, artwork, archive material, key personnel, etc. available to MCA in order that MCA can creatively develop THE MARVEL UNIVERSE and exploit its rights hereunder. MCA will reimburse Marvel for its reasonable costs in this regard, including time of non-executive personnel and their reasonable travel expense.

C.	Whenever Marvel has “reasonable” rights for rejection of approval hereunder, the basic criteria to be used by Marvel may include inconsistency with (i) basic story line, (ii) the powers, (iii) basic personality traits, (iv) physical appearance (including clothing or costume), and/or (v) living habitat or environment relating to such character as portrayed in Marvel’s exploitation of such character in comic books or other products for the particular time period being depicted by MCA.

D.	MCA shall take appropriate action, as directed by Marvel to protect all copyrights and trademarks in connection with the uses granted hereunder, including in-park uses, merchandise and packaging.

E.	Marvel represents and warrants that it is the proper party to grant the rights contained in this Agreement and that such grant is effective and binding.

F.	MCA agrees to defend, indemnify and hold harmless Marvel against any claims arising out of MCA’s exploitation of the rights granted hereunder (including, without limitation, the operation of a Universal Theme Park) or use of the Marvel properties (except for those related to breaches in Marvel’s warranties); and Marvel agrees to defend, indemnify and hold harmless MCA against any claim arising from Marvel’s breach of its representations and warranties contained herein. Any indemnification obligation hereunder shall apply to the party specified, its parent or subsidiary companies, affiliates, officers, directors, shareholders, agents and employees (and, in the case of MCA, the actual MCA Corporately Related Company exploiting the rights granted hereunder), and shall cover any and all loss, liability, claims, damage and expense, including reasonable attorney’s fees of the protected party hereunder.

G.	Either party may terminate this agreement upon a material breach of the other party, subject to written notice and a reasonable opportunity to cure.

H.	As used herein, an MCA “Corporately Related Company” shall mean any entity in which MCA has a majority interest in the voting equity (directly or indirectly) which operates or manages a particular Universal Theme Park in which THE MARVEL UNIVERSE is or will be located.

I.	As used herein, a “Marvel Related Company” shall mean any entity that is owned in whole by Marvel or (i) in which Marvel (or a company in (iii), (iv) or (v) below) has at least a 25% equity interest, (ii) Marvel (or a company in (iii), (iv) or (v) below) has a significant board representation, (iii) is a parent of Marvel, (iv) is controlled by an entity which (directly or indirectly) controls Marvel, or (v) is an “affiliate” of Marvel as defined in the 1933 Securities Act.

J.

In the event any dispute, claim or difference arises out of this Agreement as to the rights and liabilities of the parties hereunder, the breach or invalidity of any covenants hereunder or in connection with the construction of this Agreement (each such event, a “Dispute”), the parties shall settle the Dispute by binding arbitration. Except as otherwise specifically provided in this Section J, the arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect as of the date of commencement of the arbitration. The arbitration shall be held in New York, New York, unless the parties mutually agree to have the arbitration held elsewhere. The arbitration panel shall have the authority to order travel, as part of a proceeding, to the site of any Universal Theme Park or other physical location, the viewing of which the panel believes is useful in determining facts relevant to resolution of the dispute. Judgment upon the award made in any arbitration proceeding hereunder may be entered by any court having jurisdiction thereof; provided, however, that nothing contained in this paragraph shall be construed to limit or preclude a party from bringing any action in any court of competent jurisdiction in the United States for injunctive or other provisional relief to compel another party hereto to comply with its obligations under this Agreement during the pendency of the arbitration proceedings.

A party may commence arbitration by giving written notice to the other party, which shall include the contention of the party requesting arbitration, the factual circumstances giving rise to the dispute, the provisions of the Agreement which are alleged to have been breached or violated and the name and address of the arbitrator the party has appointed from a list of arbitrators who have been pre-approved by the parties. The parties shall in good faith appoint arbitrators to the list with experience in the entertainment business and intellectual property rights. Within ten (10) days following receipt of such notice, the other party shall appoint a second arbitrator from the same list and provide the name and address to the other party. In the event both parties appoint the same arbitrator, he shall be the only arbitrator to decide the Dispute. In the event each party appoints a different arbitrator, the parties shall appoint a third arbitrator from the list. If within five (5) days the parties cannot agree upon a third arbitrator, they shall so notify the two appointed arbitrators within 24 hours. Within ten (10) days of appointment of the second arbitrator, the two arbitrators appointed shall choose a third arbitrator from the list and shall notify the parties as to their choice. The arbitrators shall be empowered to grant such injunctive relief as they deem appropriate. In the event a party believes that expedited arbitration proceedings are necessary, such party may request an expedited arbitration proceeding. In such event, the arbitrators shall have the power to order all discovery to proceed on an expedited basis, the arbitration shall proceed on an expedited basis and the arbitrators shall render their decision within five (5) business days after concluding all evidentiary proceedings. Either party may request the arbitration panel to assess the costs of the arbitration and/or the prevailing party’s legal fees against the party which loses the arbitration. The arbitrators shall exercise their discretion in deciding if, upon receiving such request and rendering their decision, one party properly should be assessed the costs of the arbitration and/or the legal fees incurred by the prevailing party.

K.	This Agreement shall be governed by the laws of the State of New York.

L.	Although the parties may ultimately enter into a more formal agreement containing the above terms, until such occurs, the terms of this Agreement shall be binding on the parties.

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MCA Inc.		Marvel Entertainment Group

By:	/s/ Ron Bension	By:	/s/ William Bevins
	Ron Bension		William Bevins
	Chairman		Chief Executive Officer

MCA Recreation Services

This agreement dated March 22, 1994.

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